FILE NO. 82-4750

(Translation)

April 4, 2008

Dear Sirs:

Name of the Company: Q.P. Corporation

Representative: Yutaka Suzuki,
President and Representative Director

(Code No. 2809; The first section of the Tokyo Stock Exchange)

Person to contact: Katsuhiko Sasaki,
Managing Director and General
Manager, Division of Administration
(Tel. 03-3486-3331)

Notice of Change of Important Agreements of Nakashimato Co., Ltd. as Parent Company, etc.

Notice is hereby given that Nakashimato Co., Ltd. ("Nakashimato"), which is categorized as the parent company, etc. of Q.P. Corporation (the "Company"), at the meeting of its board of directors held on April 4, 2008, adopted resolutions to terminate its master sale and purchase agreement with the Company and its master manufacturing license agreements with Aohata Corporation ("Aohata") and other manufacturing companies (collectively "Aohata and others") as of May 31, 2008 and to enter into a license agreement as to the trademarks owned by Nakashimato with the Company, as described below:

Description

1. Background

Nakashimato, a major shareholder of the Company and Aohata, plans and manages various trademarks. Until November 1972, it had exclusively distributed products manufactured by the Company and Aohata and others.

In December 1972, Nakashimato transferred its client and sales network to the Company, which has since distributed its products, as well as jarred and canned products commissioned by Nakashimato to Aohata and others to manufacture, to third parties.

2. Termination of master agreements and the conclusion of a trademark license agreement

Nakashimato, at the meeting of its board of directors held on April 4, 2008, adopted resolutions to terminate its master sale and purchase agreement with the Company with regard to its line of products and its master manufacturing license agreements with Aohata and others (collectively the "Master Agreements") as of May 31, 2008 and to enter into a license agreement as to the trademarks owned by Nakashimato with the Company.

As a result, as of June 1, 2008, the Company will commission the manufacturing of products with the trademarks licensed by Nakashimato to Aohato and others, from which the Company will directly purchase such products and distribute them to third parties.

3. Major purpose of terminating the Master Agreements

35 years have passed since the conclusion of the Mater Agreements and the business environments of the industry have materially changed. Hence, the parties thereto principally intend to further promote the rationalization of the respective groups of the Company and Ahohata by streamlining their commercial distributions.

4. Content of the trademark license agreement

The trademark license agreement stipulates, among others, that the Company may use the trademarks owned by Nakashimato, including "Aohata" and "Snowman" in its own line of products and shall pay the fees therefor to Nakashimato.

The duration of the agreement will be three years, as from June 1, 2008 and it will be automatically renewed for each year thereafter unless either party declares to the contrary.

5. Schedule of Nakashimato

April 4, 2008:	Resolutions for the termination of the Master Agreements and the conclusion of a trademark license agreement by the board of directors
During May 2008:	Conclusion of agreements on the termination of the Master Agreements with the Company and others and the trademark license agreement with the Company
May 31, 2008:	Termination of the Master Agreements
June 1, 2008:	Effective date of the trademark license agreement with the Company

6. Impact on the operating results of Nakashimato

The termination of the Master Agreements will cause a decrease in revenues and profits and the conclusion of the trademark license agreement with the Company will cause an increase in revenues and profits.

As a result, for the fiscal year ending November 30, 2008, net sales are expected to decrease by ¥20,000 million, which will have no significant impact on profits.

7. Impact on the operating results and financial position of the Company

The termination of the Master Agreement and the conclusion of the trademark license

agreement with Nakashimato will have no significant impact on the operating results and financial position of the Company on a consolidated and non-consolidates basis.

Management believes that the changes in the agreements will not impair the relationship of trust between Nakashimato and the Company and that their good relations will be maintained in the future.

(For reference) Outline of Nakashimato Co., Ltd.

1. Name of the parent company, etc.: Nakashimato Co., Ltd.

2. Location of its head office: 4-13, Shibuya 1-chome, Shibuya-ku, Tokyo

3. Representative: Yuichi Nakashima, President and Representative Director

4. Association: Q.P. Corporation falls under the category of associated company of any other company and Nakashimato Co., Ltd. is such other company.

5. Ratio of its voting rights: 20.5% (including those held indirectly)

6. Operating results:

	Year ended November 30, 2006	Year ended November 30, 2007
Net sales	¥43,470 million	¥43,858 million
Operating income	(-) ¥26 million	(-) ¥379 million
Ordinary income	¥544 million	¥206 million
Net income	(-) ¥1,101 million	¥393 million

- END -

RECEIVED
2008 APR 30 A 8:03
FICE OF INTERNATIONAL
CORPORATE FINANCE

Q.P. CORPORATION

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER
OF THE FISCAL YEAR ENDING NOVEMBER 30, 2008

(Translation)

April 4, 2008

THE FIRST QUARTERLY REPORT FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2008

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Executive Managing Director and General Manager of Administration Division Tel. +81-3- 3486-3331

1. Consolidated business results for three months ended February 29, 2008 (From December 1, 2007 to February 29, 2008)

(1) Consolidated operating results

	Three months ended February 29, 2008	Three months ended February 28, 2007	(Reference) Year ended November 30, 2007
Net sales	¥111,164 million (1.6 %)	¥109,458 million (0.9 %)	¥468,006 million (2.6 %)
Operating income	¥2,152 million (23.9 %)	¥1,737 million (-8.3 %)	¥15,824 million (11.8 %)
Ordinary income	¥2,102 million (20.6 %)	¥1,743 million (-10.0 %)	¥15,836 million (11.0 %)
Net income	¥963 million (36.8%)	¥704 million (9.7 %)	¥7,328 million (20.7 %)
Net income per share-primary	¥6.31	¥4.61	¥47.96
Net income per share- diluted	-	-	-

Note:
The percentage figures in the above table are the ratio of the increase or decrease compared with the previous period.

(2) Consolidated financial conditions

	As of February 29, 2008	As of February 28, 2007	(Reference) As of November 30, 2007
Total assets	¥285,358 million	¥279,181 million	¥292,823 million
Net assets	¥160,629 million	¥156,616 million	¥161,140 million
Equity ratio	49.3%	49.3%	48.3%
Net assets per share	¥921.27	¥900.33	¥925.46

(3) Consolidated cash flows

	Three months ended February 29, 2008	Three months ended February 28, 2007	(Reference) Year ended November 30, 2007
Net cash provided by (used in) operating activities	-¥420 million	¥1,360 million	¥22,331 million
Net cash used in investing activities	-¥2,317 million	-¥4,114 million	-¥11,166 million
Net cash provided by financing activities	¥922 million	¥1,381 million	-¥2,757 million
Cash and cash equivalents at end of the year	¥25,891 million	¥17,942 million	¥27,699 million

2. Estimate of consolidated operating results for the fiscal year ending November 30, 2008
(From December 1, 2007 to November 30, 2008)

	Year ending November 30, 2008
Net sales	¥477,000 million
Operating income	¥16,000 million
Ordinary income	¥15,600 million
Net income	¥7,400 million
(Reference) Estimate of yearly net income per share	¥48.43

3. Other

(1) Changes of important subsidiaries during the first quarter (Changes of specific subsidiaries due to change in scope of consolidation) : None
(2) Adoption of simplified methods in accounting: Yes
Income taxes are provided with estimate.
Accounting to the account titles which do not have significant effects on the consolidated financial statements is provided with the methods based on the simplified accounting procedures.
(3) Changes in accounting method compared to the previous consolidated fiscal year : None

(Notes)
The percentage figures in the above table are the ratio of the increase or decrease compared with the previous period.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future consolidated operating results.
As a result, the estimate of consolidated operating results may differ significantly from the actual consolidated operating results due to uncertain various factors.
Figures of amounts are described by discarding fractions less than one million yen.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	As of February 29, 2008	As of February 28, 2007	As of November 30, 2007
CURRENT ASSETS:			
Cash and deposits	23,587	19,167	26,603
Notes and accounts receivable	63,840	63,609	70,120
Securities	5,000	1	5,000
Inventories	18,838	17,652	16,971
Deferred tax assets	1,995	2,057	1,768
Other	4,180	3,624	4,376
Allowance for doubtful accounts	(492)	(541)	(518)
Total current assets	116,949	105,571	124,321
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	119,099	116,229	118,674
Machinery, equipment and transportation equipment	117,812	116,757	119,656
Land	40,240	40,308	40,243
Construction in progress	3,683	2,330	1,856
Other	8,125	7,946	8,198
Accumulated depreciation	(169,417)	(163,946)	(169,359)
Total tangible fixed assets	119,544	119,625	119,270
Intangible fixed assets			
Consolidation adjustment accounts	-	23	-
Other	2,338	2,656	2,473
Total Intangible fixed assets	2,338	2,680	2,473
Investments and other assets			
Investment in securities	20,784	25,841	21,987
Deferred tax assets	448	833	489
Other	25,391	24,684	24,345
Allowance for doubtful accounts	(184)	(288)	(186)
Total investments and other assets	46,439	51,071	46,635
Total fixed assets	168,322	173,377	168,379
DEFERRED ASSETS:			
Business commence costs	85	232	122
Total deferred assets	85	232	122
Total assets	285,358	279,181	292,823

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	As of February 29, 2008	As of February 28, 2007	As of November 30, 2007
CURRENT LIABILITIES:			
Notes and accounts payable	38,515	36,638	38,804
Short-term loans payable	16,716	17,572	14,979
Accounts payable-other	19,688	19,283	22,630
Accrued income taxes	1,438	966	4,019
Deferred tax liabilities	6	9	5
Reserve for sales rebates	2,411	1,739	1,314
Reserve for bonuses	2,548	2,458	824
Reserve for directors' and corporate auditors' bonuses	20	24	60
Other	2,887	2,714	8,007
Total current liabilities	84,233	81,408	90,646
LONG-TERM LIABILITIES:			
Bonds	10,500	10,500	10,500
Long-term loans payable	17,894	18,204	17,695
Deferred tax liabilities	7,409	7,148	7,732
Reserve for retirement benefits	2,246	2,543	2,296
Reserve for directors' and corporate auditors' retirement pay	137	809	852
Other	2,308	1,951	1,959
Total long-term liabilities	40,495	41,157	41,036
Total liabilities	124,729	122,565	131,683
MINORITY INTERESTS	-	-	-
SHAREHOLDERS' EQUITY:			
Capital stock	-	-	-
Capital surplus	-	-	-
Earned surplus	-	-	-
Unrealized valuation gain on other securities – net	-	-	-
Cumulative foreign currency translation adjustments	-	-	-
Treasury stock	-	-	-
Total shareholders' equity	-	-	-
Total liabilities, minority interests and shareholders' equity	-	-	-

NET ASSETS	As of February 29, 2008	As of February 28, 2007	As of November 30, 2007
Owners' equity:			
Paid-in capital	24,104	24,104	24,104
Capital surplus	29,432	29,432	29,432
Earned surplus	88,679	83,232	88,786
Treasury stock	(2,656)	(2,648)	(2,655)
Total owners' equity	139,560	134,121	139,667
Valuation and translation adjustments:			
Valuation difference on available-for-sale securities	2,793	5,206	3,416
Deferred gains or losses on hedges	180	18	105
Translation adjustments	(1,775)	(1,780)	(1,790)
Total valuation and translation adjustments	1,198	3,444	1,731
Minority interests	19,870	19,050	19,741
Total net assets	160,629	156,616	161,140
Total liabilities and net assets	285,358	279,181	292,823

Consolidated Statements of Income

(Millions of yen)

	Three months ended February 29, 2008	Three months ended February 28, 2007	Year ended November 30, 2007
NET SALES	111,164	109,458	468,006
COST OF SALES	86,257	84,188	356,299
Gross profit	24,907	25,269	111,707
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	22,754	23,532	95,882
Operating income	2,152	1,737	15,824
NON-OPERATING INCOME:			
Interest income and dividend receivable	161	124	747
Equity income	9	32	122
Other	73	137	474
NON-OPERATING EXPENSES:			
Interest expense	197	166	698
Other	99	122	634
Ordinary income	2,102	1,743	15,836
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	207	1	26
Gain on sales of investment in securities	8	23	141
Subsidy account earned	-	-	373
Other	34	15	169
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	275	181	768
Loss on sales of investment in securities	9	-	35
Other	68	22	551
Net income before income taxes and minority interests	1,999	1,580	15,192
Income taxes	1,130	737	4,628
Income taxes deferred	(141)	44	2,413
Minority interests	46	92	822
Net income	963	704	7,328

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Three months ended February 29, 2008	Three months ended February 28, 2007	Year ended November 30, 2007
I . CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	1,999	1,580	15,192
Depreciation and amortization	3,195	3,023	12,388
Equity income	(9)	(32)	(122)
Loss on sales of investment in securities	9	-	35
Decrease in reserve for retirement benefits	(46)	(831)	(287)
Increase (decrease) in prepaid pension cost	(885)	-	(3,514)
Increase (decrease) in reserve for directors' and corporate auditors' retirement pay	(715)	(417)	(374)
Increase in reserve for sales rebates	1,097	501	76
Increase (decrease) in reserve for directors' and corporate auditors' bonuses	(40)	(49)	(24)
Increase(decrease) in reserve for bonuses	1,723	2,437	11
Increase (decrease) in allowance for doubtful accounts	(27)	9	(114)
Interest income and dividend receivable	(161)	(124)	(747)
Interest expense	197	166	698
Gain on sales of investment in securities	1	(23)	(138)
Loss on sales and disposal of fixed assets	67	180	741
Decrease (increase) in notes and accounts receivable	6,271	6,018	(524)
Decrease (increase) in inventories	(1,877)	(1,683)	(1,042)
Increase (decrease) in notes and accounts payable	(214)	(771)	(367)
Increase (decrease) in accounts payable - other	(2,166)	(2,409)	754
Increase (decrease) in accrued consumption taxes	(358)	605	840
Other	(4,749)	(5,502)	1,472
Sub total	3,310	2,677	24,953
Interest income and dividends received	232	333	585
Interest paid	(180)	(204)	(679)
Income taxes paid	(3,783)	(1,447)	(2,528)
Net cash provided by (used in) operating activities	(420)	1,360	22,331
II . CASH FLOWS FROM INVESTING ACTIVITIES:			
Sales of securities	-	7	8
Purchases of tangible fixed assets	(3,579)	(3,430)	(10,195)
Purchases of intangible fixed assets	(63)	(91)	(659)
Purchases of investment in securities	(5)	(128)	(347)
Sales of investment in securities	44	53	1,073
Loans receivable made	(10)	(460)	(668)
Collection of loans receivable	63	359	604
Disbursements for deposit money in bank	-	(262)	(328)
Withdrawal of time deposits	1,155	16	18
Other	79	(176)	(672)
Net cash used in investing activities	(2,317)	(4,114)	(11,166)

	Three months ended February 29, 2008	Three months ended February 28, 2007	Year ended November 30, 2007
III. CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowing on short-term loans	22,422	14,183	83,132
Repayment of short-term loans	(19,843)	(10,461)	(80,982)
Borrowing on long-term loans	600	-	1,950
Repayment of long-term loans	(1,210)	(720)	(4,104)
Issue of bonds	-	-	-
Paid in from minority shareholders	179	-	-
Cash dividends paid	(1,069)	(1,149)	(2,218)
Cash dividends paid to minority shareholders	(155)	(90)	(146)
Repurchase of treasury stock	0	(379)	(387)
Sales of treasury stock	-	-	-
Net cash provided by financing activities	922	1,381	(2,757)
IV. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	7	12	(10)
V. INCREASE IN CASH AND CASH EQUIVALENTS	(1,808)	(1,360)	8,396
VI. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	27,699	21,212	21,212
VII. DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE OF CLOSING DATE OF CONSOLIDATED SUBSIDIARY	-	(1,909)	(1,909)
IX. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	25,891	17,942	27,699

SEGMENT INFORMATION

(1) Segment information of business lines

Three months ended February 29, 2008 (From December 1, 2007 to February 29,2008)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	88,746	22,418	111,164	-	111,164
(2) Internal sales or transfers to/from segments	2	5,636	5,638	(5,638)	-
Total	88,748	28,054	116,803	(5,638)	111,164
Operating expenses	85,543	28,100	113,643	(4,631)	109,012
Operating income	3,205	(45)	3,159	(1,007)	2,152

Three months ended February 28, 2007 (From December 1, 2006 to February 28, 2007)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	87,631	21,826	109,458	-	109,458
(2) Internal sales or transfers to/from segments	3	5,887	5,890	(5,890)	-
Total	87,634	27,714	115,348	(5,890)	109,458
Operating expenses	85,191	27,387	112,578	(4,857)	107,721
Operating income	2,443	326	2,770	(1,032)	1,737

Previous fiscal year (From December 1, 2006 to November 30, 2007)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	375,841	92,164	468,006	-	468,006
(2) Internal sales or transfers to/from segments	14	24,152	24,166	(24,166)	-
Total	375,855	116,317	492,173	(24,166)	468,006
Operating expenses	358,186	114,128	472,314	(20,133)	452,181
Operating income	17,669	2,189	19,858	(4,033)	15,824

(Notes) a. Methods determining business segments
Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Condiments and Processed Foods, Health Function Products, Egg Products, Salads and Prepared Foods
Distribution	Storage and Transportation

c. Operating expenses that cannot be allocated to segments mainly belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 1,018 million, ¥ 1,026 million, and ¥ 4,098 million for the three months ended February 29, 2008 and 2007 and the previous fiscal year ended November 30, 2007, respectively.

(2) Geographical business
Segment information of geographical business is not disclosed since the proportion of domestic sales in the three months ended February 29, 2008 and 2007 and in the previous fiscal year ended November 30, 2007, exceeds 90% to the total amount of all segment sales, respectively.

(3) Overseas sales amounts
Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the three months ended February 29, 2008 and 2007 and in the previous fiscal year ended November 30, 2007, are less than 10% of consolidated sales, respectively

Q. P. CORPORATION

Supplementary Data for The Brief Note of The Account

for The First Quarter

of The Fiscal Year Ending November 30, 2008

(Notes)

Figures less than units indicated are rounded off.

The estimate information in this data is reported based on available information and uncertain factors which may have an effect on the future operating results.

As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

1. Summary of Sales (Consolidation)

(Billions of yen)

Net sales	Segment	First	Second	Half-Year	Third	Fourth	Year
FY2006	Condiments and Processed Foods	38.5	47.1	85.6	42.0	44.6	172.2
	Health Function Products	3.6	4.7	8.3	4.1	5.0	17.4
	Egg Products	21.1	19.9	41.0	20.8	20.7	82.5
	Salads and Prepared Foods	23.4	22.7	46.1	23.6	24.8	94.5
	Distribution	21.9	22.3	44.2	22.4	22.9	89.5
	Total	108.5	116.6	225.1	113.1	117.9	456.1
FY2007 (A)	Condiments and Processed Foods	39.9	48.9	88.8	45.0	43.5	177.3
	Health Function Products	3.8	4.7	8.5	4.2	4.8	17.5
	Egg Products	20.7	21.8	42.5	20.6	21.7	84.8
	Salads and Prepared Foods	23.2	24.5	47.7	25.0	23.5	96.2
	Distribution	21.8	23.2	45.0	23.8	23.4	92.2
	Total	109.5	123.0	232.5	118.6	116.9	468.0
FY2008 (B)	Condiments and Processed Foods	41.1					
	Health Function Products	3.8					
	Egg Products	20.8					
	Salads and Prepared Foods	23.0					
	Distribution	22.4					
	Total	111.2					
Increase (Decrease) (B)-(A)	Condiments and Processed Foods	1.2	-	-	-	-	-
	Health Function Products	0	-	-	-	-	-
	Egg Products	0.1	-	-	-	-	-
	Salads and Prepared Foods	(0.1)	-	-	-	-	-
	Distribution	0.6	-	-	-	-	-
	Total	1.7	-	-	-	-	-

(Notes)
Figures less than units indicated are rounded off.

2. Summary of Operating Income (Consolidation)

(Billions of yen)

Operating Income	Segment	First	Second	Half-Year	Third	Fourth	Year
FY2006	Condiments and Processed Foods	1.5	4.8	6.3	0.7	3.3	10.3
	Health Function Products	(0.1)	0.4	0.3	0.2	0.3	0.8
	Egg Products	0.6	0.7	1.3	0.6	0.5	2.4
	Salads and Prepared Foods	0.2	0	0.2	0.5	0.5	1.2
	Distribution	0.7	1.0	1.7	0.8	0.8	3.3
	Elimination and/or addition	(1.0)	(1.1)	(2.1)	(0.9)	(0.8)	(3.8)
	Total	1.9	5.9	7.8	1.9	4.5	14.2
FY2007 (A)	Condiments and Processed Foods	1.8	4.3	6.1	3.2	2.3	11.6
	Health Function Products	0.1	0.2	0.3	0.1	0.7	1.1
	Egg Products	0.4	0.9	1.3	1.0	0.9	3.2
	Salads and Prepared Foods	0.1	0.7	0.8	0.7	0.4	1.9
	Distribution	0.3	0.7	1.0	0.5	0.7	2.2
	Elimination and/or addition	(1.0)	(1.1)	(2.1)	(0.9)	(1.0)	(4.0)
	Total	1.7	5.7	7.4	4.5	3.9	15.8
FY2008 (B)	Condiments and Processed Foods	2.1					
	Health Function Products	0					
	Egg Products	0.9					
	Salads and Prepared Foods	0.1					
	Distribution	0					
	Elimination and/or addition	(1.0)					
	Total	2.2					
Increase (Decrease) (B)-(A)	Condiments and Processed Foods	0.3	-	-	-	-	-
	Health Function Products	0	-	-	-	-	-
	Egg Products	0.5	-	-	-	-	-
	Salads and Prepared Foods	0	-	-	-	-	-
	Distribution	(0.4)	-	-	-	-	-
	Elimination and/or addition	0	-	-	-	-	-
	Total	0.4	-	-	-	-	-

(Notes)
Figures less than units indicated are rounded off.

3. Operating income in the February 29,2008 – Status of increase or decrease
(Consolidation)

(Billions of yen)



Increase due to shift of focus to growth areas, etc.
0.0
0.6
Reduce overall costs as a group
0.5
Impact of revisions to mayonnaise prices and other factors
1.0
Reduction of sales promotion expenses
Impact of changes in tax
-0.2
Decrease in profits of Distribution system business
-0.4
Rise in material and energy costs
-0.3
Rise in costs of principal materials
-0.8
-1.5
-1.0
-0.5
0.0
0.5
1.0
1.5

4. Non-operating income and expenses, extraordinary gains and losses – Results And Estimate and Principal items of increase or decrease in comparison with the February 28,2007 (Consolidation)

(Billions of yen)

	Feb.28, 2007	Feb.29, 2008	Description of principal change		FY2007	(Estimate) FY 2008
Non-operating income and expenses-Net	0	(0.1)			0	(0.4)
Extraordinary gains and losses-Net	(0.2)	(0.1)	Increase in gain on sales of fixed assets Increase in loss on sales and disposal of fixed assets	+0.2 (0.1)	(0.6)	(1.0)

5. Changes in consolidated balance sheets

(Billions of yen)

	FY2007	Feb.29, 2008	Increase (Decrease)	Description of principal change	
(Assets)					
Current assets	124.3	116.9	(7.4)	Increase in cash and deposits Decrease in receivables in trade Increase in inventories	(3.0) (6.3) +1.9
Fixed assets					
Tangible and intangible fixed assets	121.7	121.9	0.2	Increase in purchase Decrease in depreciation Decrease in sales and disposal	+3.6 (3.2) (0.3)
Investment and other assets (includes in deferred asset)	46.8	46.5	(0.3)	Decrease in investments in securities Increase in prepaid pension costs	(1.2) +0.9
(Liabilities)					
	131.7	124.7	(7.0)	Decrease in accrued expenses Decrease in payables in trade Increase in short-term loans	(5.3) (3.2) +1.7
(Net assets)					
	161.1	160.6	(0.5)	Increase in earned surplus Decrease in valuation difference on available-for-sale securities	(6.0) +0.1

END